9/13

AH 8/28/2002

02054023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED AUG 26 2002 SEC MAIL PROCESSING SECTION WASH. D.C. 180

SEC FILE NUMBER
8- 24666

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/01 (MM/DD/YY) AND ENDING 06/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: JOBEL Financial, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

711 E. Washington Street
(No. and Street)

Carson City (City) Nevada (State) 89701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Belmont M. Reid (775) 882-7455
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard M. Faike, C.P.A.
(Name – *if individual, state last, first, middle name*)

777 E. William Street, Ste. 107 (Address) Carson City (City) Nevada (State) 89701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joan E. Reid, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JOBEL Financial, Inc., as of June 30, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

STATE OF NEVADA)
CARSON CITY)
Signed and sworn to before me on August 21, 2002 by Joan E Reid.

Judith M Thran
Notary Public
My commission expires: 6/11/2006

Joan E. Reid
Signature

Secretary/Treasurer
Title

JUDITH M. THRAN
NOTARY PUBLIC
STATE OF NEVADA
Appt. Recorded in Douglas County
My Appt. Expires June 11, 2006
No: 94-3893-5

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

JUNE 30, 2002 AND 2001

LEONARD M. FAIKE
Certified Public Accountant

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
JOBEL Financial, Incorporated

I have audited the accompanying statements of financial condition of JOBEL Financial, Incorporated as of June 30, 2002 and 2001 which you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of JOBEL Financial, Incorporated as of June 30, 2002 and 2001 in conformity with generally accepted accounting principles.

Leonard M. Faike

Carson City, Nevada
August 14, 2002

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 9,442	$ 2,861
Money market funds (Note 3)	64,981	68,834
Mutual funds (Note 3)	47,989	45,449
Commissions receivable (Note 1)	7,466	10,305
Other receivable	1,312	542
Prepaid expenses	295	283
Total Current Assets	131,485	128,274
FURNITURE AND EQUIPMENT, at cost		
Office equipment	6,292	6,292
Accumulated depreciation (Note 1)	(6,292)	(6,292)
	-0-	-0-
OTHER ASSETS		
Investment in NASDAQ stock (Note 3)	3,300	3,300
	$ 134,785	$ 131,574

See notes to financial statements.

JOBEL FINANCIAL, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION

JUNE 30, 2002 and 2001

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 2,501	$ 2,637
	2,501	2,637
STOCKHOLDER'S EQUITY		
Common Stock; authorized 2,500 shares; no par value; issued and outstanding 1000 shares	37,030	37,030
Retained earnings	95,254	91,907
	132,284	128,937
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 134,785	$ 131,574

See notes to financial statements.

JOBEL FINANCIAL, INCORPORATED

NOTES TO FINANCIAL STATEMENTS

June 30, 2002 and 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Security transactions --

Security transactions are executed and carried on a fully disclosed basis by Clearing Services of America. Commission revenues and expenses for purchases and sales of securities are recorded principally on the settlement date.

Income taxes --

Income tax expense (benefit) consists of the following at June 30:

	2002	2001
Current	$ 518	$ 4,698

The current portion of income taxes for June 30, 2002 represents the corporate income tax expense for the fiscal year ending June 30, 2002.

Depreciation --

Depreciation of office equipment and other capital assets when applicable is provided on a straight-line basis over the estimated useful life of the asset.

NOTE 2 - NET CAPITAL REQUIREMENTS

Securities and Exchange Commission --

The company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the company to maintain minimum net capital, as defined as the greater of $50,000 or a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. At June 30, 2002, the company's net capital was $116,118 and required net capital was $50,000. There were no withdrawals of equity capital, as defined, through payments or other distributions during the period under examination.

NOTE 3 - MONEY MARKET FUNDS, MUTUAL FUNDS, AND INVESTMENT IN STOCK

The company invests its cash reserves in various Franklin Funds. Values are stated at the lower of cost or market.

NOTE 4 - ORGANIZATION

JOBEL Financial, Incorporated is a Nevada corporation formed August 29, 1986.

NOTE 5 - OTHER REQUIRED STATEMENTS

No Statement of Changes in Liabilities Subordinated to Claims of General Creditors is required due to the fact that company policy from inception has been to pay billings promptly as well as to avoid the creation of other liabilities, thereby eliminating the need for this statement.

NOTE 6 - EXEMPTIONS, RULE 15c3-3

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The clearing firm is Clearing Services of America. No facts were noted to indicate that the exemption had not been complied with during the period under examination.